                                                                                         Writer’s Direct Dial: +1 (212) 225-2686

                                                                                            E-Mail: gmcgrory@cgsh.com

December 24, 2015

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7553

Attention:	Jennifer Thompson Robert Babula

Dear Ms. Thompson and Mr. Babula:

On behalf of Albany International Corp. (“Albany”), this will confirm the correspondence with Albany in which the Staff agreed to extend until January 21, 2016 the time for Albany to respond to the Staff’s comment letter dated December 22, 2015. Albany expects to be able to file its response on or about January 18, 2016.

If you have any questions, please do not hesitate to contact me.

Sincerely, /s/ Glenn P. McGrory Glenn P. McGrory
cc:	Dr. Joseph G. Morone John B. Cozzolino Charles J. Silva, Jr., Esq.

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE